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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)



                         Telscape International, Inc.
                         ----------------------------
        (formerly known as Polish Telephones and Microwave Corporation)
        ---------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock, $.001 par value
                         -----------------------------
                        (Title of Class of Securities)


                                  730905 10 6
                                  -----------
                                (CUSIP Number)


                           Ralph V. De Martino, Esq.
                     De Martino Finkelstein Rosen & Virga
                        1818 N Street, N.W., Suite 400
                            Washington, D.C. 20036
--------------------------------------------------------------------------------
(Name, address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                 May 20, 1996
                                 ------------
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]
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                                 SCHEDULE 13D

CUSIP NO. 730905 10 6


1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
        Manuel Landa Rangel

2.  Check the appropriate box if a member of a group                (a)[ ]
                                                                    (b)[x]

3.  SEC Use only


4.  Source of Funds
        OO

5. Check Box if disclosure of legal proceedings is required pursuant to items 2(d) or (e) [ ]
        Not Applicable

6.  Citizenship or place of organization
        Mexico

                    7.  Sole Voting Power
                          460,000 shares of Common Stock, $.001 par value
Number of Shares
Beneficially        8.  Shared voting power
Owned by                  Not Applicable
Each
Reporting           9.  Sole dispositive power
Person                    460,000 shares of Common Stock, $.001 par value

                   10.  Shared dispositive power
                          Not Applicable

11.  Aggregate amount beneficially owned by each reporting person
       460,000 shares of Common Stock, $.001 par value

12. Check box if the aggregate amount in row (11) excludes certain shares [ ] Not Applicable

13.  Percent of class represented by amount in row (11)
       11.2%

14.  Type of reporting person
       IN

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Item 1.   This statement relates to the Common Stock, $.001 par value (the
          "Common Stock") of Telscape International, Inc., a Texas corporation, formerly known as Polish Telephones and Microwave Corporation whose principal executive offices are located at:

          4635 Southwest Freeway
          Suite 800
          Houston, TX 77027

          [Hereinafter, Telscape International, Inc. and its predecessor Polish Telephones and Microwave Corporation are referred to as "PTMC."]

Item 2. The person filing this statement is Manuel Landa Rangel. His business address is c/o Telereunion, Inc., Moras No. 430 Freeway, Col. Del Valle, Del. Benito Juarez, 03100 Mexico, D.F. Mr. Landa is the President of Telereunion, Inc. ("Telereunion"), a Delaware corporation, and, as described in item 3 below, is Vice President - Operations and a director of PTMC, and is the beneficial owner and president of Willowtree Developments Ltd., ("Willowtree"), a British Virgin Islands entity. During the last five years, Mr. Landa has not been convicted in a criminal proceeding nor was he a party to a civil proceeding of a judicial or administrative body of competent jurisdiction. Mr. Landa is a citizen of Mexico.

Item 3. Pursuant to the terms of an Agreement and Plan of Merger (the "Agreement") entered into on or about April 26, 1996, between PTMC, PTMC Acquisition Sub, Inc., a Delaware corporation, Telereunion and the Stockholders of Telereunion, on May 20, 1996, PTMC issued an aggregate of 1,605,000 shares of Common Stock, 380,000 shares of Series B Non-Voting, Non-Participating Preferred Stock, $.001 par value (the "Series B Preferred Stock") with an aggregate liquidation value of $380,000, Series A Common Stock Warrants to purchase up to 2,500,000 shares of Common Stock and Series B Common Stock Warrants to purchase up to 95,000 shares of Common Stock to the Stockholders of Telereunion in exchange for the issued and outstanding shares of Common Stock, $.001 par value, of Telereunion. The Series A and Series B Common Stock Warrants will become exercisable only upon the attainment by PTMC of certain financial objectives. In addition, PTMC issued options to purchase an aggregate of approximately 217,000 shares of Common Stock of PTMC to certain former shareholders of Telereunion. Pursuant to the Agreement, the Telereunion 1995 Stock Option and Appreciation Rights Plan was converted and amended to provide for the right to acquire shares of PTMC in the stead of Telereunion's common stock on the same terms and conditions as set forth in the Agreement. Accordingly, Mr. Landa received an option to purchase 25,000 shares of common stock of PTMC at an exercise price of $1.35 (the "Telereunion Option"). The Telereunion Option is vested and exercisable and expires in September 2005. Pursuant to the terms of the Agreement, the number of issued and outstanding shares of PTMC prior to the merger was 1,890,442 shares of Common Stock and the number of issued and outstanding shares of PTMC Common Stock after the merger was 3,495,442. [As of October 14, 1996, there were 3,990,969 shares

                                       3
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          of Common Stock of PTMC issued and outstanding.] According to the terms of the Agreement, Mr. Landa acquired 126,000 shares of Common Stock of PTMC, a Series A Common Stock Warrant representing the right to purchase 241,208 shares and Willowtree, of which Mr. Landa is president and beneficial owner, acquired 234,000 shares of Common Stock of PTMC, 126,666 shares of Series B Preferred Stock, and a Series A Common Stock Warrant representing the right to purchase 447,958 shares of Common Stock. Additionally, the Agreement provides that Mr. Landa will become the vice president -operations and a director of PTMC immediately upon closing. Pursuant to the Agreement, PTMC also increased the size of its board of directors by one member, from its pre-acquisition size of six members to seven. Messrs. Panno, Varghese, Kirkland, Efird, Landa, Garcia and Orea comprised the board of directors of PTMC immediately following the closing under the Agreement. A copy of the Agreement was filed on June 4, 1996 as an exhibit to the Schedule 13D for Mr. Landa and is incorporated herein by reference.

          In October 1996, an option to purchase 75,000 shares of common stock of PTMC was granted to Mr. Landa by the board of directors of PTMC and was subsequently approved by the shareholders of PTMC in November 1996 (the "1996 Option"). The 1996 Option is vested and exercisable at a price of $4.875. The 1996 Option expires in October 2006.

Item 4.   See item 3 above, incorporated herein by reference.

Item 5. (a) Mr. Landa individually and through Willowtree beneficially owns 460,000 shares of Common Stock of PTMC or 11.2% of the 4,090,969 shares issued and outstanding. The number of shares beneficially owned includes 126,000 shares owned by Mr. Landa individually, 234,000 shares owned by Willowtree, 25,000 shares originally granted pursuant to the 1995 Telereunion Stock Option Plan and converted into the Telscape Stock Option Plan upon consummation of the Agreement, and an additional 75,000 shares pursuant to the 1996 Stock Option Plan. The number of shares beneficially owned excludes the shares of Common Stock issuable upon exercise of the Series A Common Stock Warrants as the rights represented thereby are subject to vesting upon the attainment by PTMC of certain financial objectives which are not anticipated to occur within the next sixty (60) days and also excludes the Series B Preferred Stock which is non-voting.

          (b) Mr. Landa has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all 460,000 shares of Common Stock of PTMC.

          (c) Other than as described herein, there were no transactions in the Common Stock of PTMC effected during the past sixty (60) days by Mr. Landa.

          (d) There is no other person known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such securities reported herein.

                                       4
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          (e) Mr. Landa recently became a beneficial owner of more than five percent of Common Stock of PTMC; accordingly, item 5(e) is not applicable.

Item 6. There are no material contracts, understandings, or relationships other than as described in Item 3, which information is incorporated herein by reference.

Item 7. A copy of the Agreement dated April 26, 1996 filed on June 4, 1996 as an exhibit to the Schedule 13D for Mr. Landa is incorporated herein by reference.


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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


3/14/97                              /s/ Manuel Landa Rangel
------------------------------       -----------------------------------------
Date                                 Signature

                                     Manuel Landa Rangel
                                     -----------------------------------------
                                     Name

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